Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended June 30, 2021 and 2020
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at June 30,	As at March 31,
	Notes	2021	2021
ASSETS
Current Assets
Cash and cash equivalents	18	$171,458	$118,735
Short-term investments		42,968	80,357
Trade and other receivables		1,368	1,485
Current portion of lease receivable	7	216	213
Inventories		5,563	9,768
Due from related parties	11	874	847
Income tax receivable		4,326	4,978
Prepaids and deposits		6,509	4,806
		233,282	221,189

Non-current Assets
Long-term prepaids and deposits		559	409
Long-term portion lease receivable	7	132	183
Reclamation deposits		8,658	8,513
Investment in associates	3	62,260	53,457
Other investments	4	17,582	15,733
Plant and equipment	5	75,809	75,729
Mineral rights and properties	6	287,388	277,429
TOTAL ASSETS		$685,670	$652,642

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$33,698	$30,298
Current portion of lease obligation	7	671	657
Deposits received		9,081	4,857
Income tax payable		927	1,363
		44,377	37,175

Non-current Liabilities
Long-term portion of lease obligation	7	941	1,084
Deferred income tax liabilities		42,241	40,792
Environmental rehabilitation		7,937	7,863
Total Liabilities		95,496	86,914

Equity
Share capital		251,805	250,199
Equity reserves		41,699	29,469
Retained earnings		197,491	187,906
Total equity attributable to the equity holders of the Company		490,995	467,574
Non-controlling interests	10	99,179	98,154
Total Equity		590,174	565,728

TOTAL LIABILITIES AND EQUITY		$685,670	$652,642

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended June 30,
	Notes	2021	2020
Revenue	17(b)(c)	$58,819	$46,705
Cost of mine operations
Production costs		22,485	17,747
Depreciation and amortization		6,214	5,740
Mineral resource taxes		1,413	1,336
Government fees and other taxes	13	691	540
General and administrative	12	2,512	2,057
		33,315	27,420
Income from mine operations		25,504	19,285

Corporate general and administrative	12	3,838	2,687
Property evaluation and business development		390	(3,785)
Foreign exchange loss		450	2,670
Loss on disposal of plant and equipment	5	85	192
Share of loss in associates	3	396	161
Loss (gain) on equity investments designated as FVTPL	4	722	(5,466)
Other income		(161)	(248)
Income from operations		19,784	23,074

Finance income	14	1,353	947
Finance costs	14	(88)	(147)
Income before income taxes		21,049	23,874

Income tax expense	15	4,817	5,382
Net income		$16,232	$18,492

Attributable to:
Equity holders of the Company		$12,212	$15,491
Non-controlling interests	10	4,020	3,001
		$16,232	$18,492

Earnings per share attributable to the equity holders of the Company Basic earnings per share		$0.07	$0.09
Diluted earnings per share		$0.07	$0.09
Weighted Average Number of Shares Outstanding - Basic		175,953,077	173,997,464
Weighted Average Number of Shares Outstanding - Diluted		178,524,536	176,414,612

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2021	2020
Net income		$16,232	$18,492
Other comprehensive income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		7,354	6,419
Share of other comprehensive income (loss) in associate	3	3,605	(595)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	495	10,906
Other comprehensive income, net of taxes		$11,454	$16,730
Attributable to:
Equity holders of the Company		$10,553	$16,467
Non-controlling interests	10	901	263
		$11,454	$16,730
Total comprehensive income		$27,686	$35,222

Attributable to:
Equity holders of the Company		$22,765	$31,958
Non-controlling interests		4,921	3,264
		$27,686	$35,222

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2021	2020
Cash provided by
Operating activities
Net income		$16,232	$18,492
Add (deduct) items not affecting cash:
Finance costs	14	88	147
Depreciation, amortization and depletion		6,699	6,148
Share of loss in associates	3	396	161
Income tax expense	15	4,817	5,382
Gain on equity investments designated as FVTPL	4	722	(5,466)
Loss on disposal of plant and equipment	5	85	192
Share-based compensation		2,104	723
Reclamation expenditures		(87)	(78)
Income taxes paid		(3,729)	(2,749)
Interest paid		(20)	(25)
Changes in non-cash operating working capital	18	9,145	7,215
Net cash provided by operating activities		36,452	30,142
Investing activities
Mineral rights and properties
Capital expenditures		(10,059)	(7,851)
Plant and equipment
Additions		(1,224)	(806)
Proceeds on disposals	5	34	1
Reclamation deposits
Paid		(43)	(250)
Refund		-	1,775
Other investments
Acquisition	4	(2,611)	(5,538)
Proceeds on disposals	4	769	16,574
Investment in associates	3	(4,960)	(5,805)
Net redemptions (purchases) of short-term investments		38,524	890
Principal received on lease receivable	7	54	45
Net cash provided by (used in) investing activities		20,484	(965)

Financing activities
Related parties
Repayments received	11	-	1,423
Principal payments on lease obligation	7	(156)	(132)
Non-controlling interests
Distribution	10	(3,896)	(3,239)
Cash dividends distributed	8(c)	(2,202)	(2,178)
Proceeds from issuance of common shares		754	832
Net cash used in financing activities		(5,500)	(3,294)
Effect of exchange rate changes on cash and cash equivalents		1,287	2,364

Increase in cash and cash equivalents		52,723	28,247
Cash and cash equivalents, beginning of the period		118,735	65,777
Cash and cash equivalents, end of the period		$171,458	$94,024
Supplementary cash flow information	18

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital			Equity reserves
				Share				Total equity attributable
		Number of		option		Accumulated other	Retained	to the equity holders of	Non-controlling
	Notes	shares	Amount	reserve	Reserves	comprehensive loss	earnings	the Company	interests	Total equity
Balance, April 1, 2020		173,816,834	$243,926	$15,038	$25,409	$(61,589)	$145,898	$368,682	$70,290	$438,972
Options exercised		465,006	1,122	(291)	-	-	-	831	-	831
Restricted share units vested		7,625	27	(27)	-	-	-	-	-	-
Share-based compensation		-	-	723	-	-	-	723	-	723
Dividends declared		-	-	-	-	-	(2,178)	(2,178)	-	(2,178)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,239)	(3,239)
Comprehensive income		-	-	-	-	16,467	15,491	31,958	3,264	35,222
Balance, June 30, 2020		174,289,465	$245,075	$15,443	$25,409	$(45,122)	$159,211	$400,016	$70,315	$470,331
Options exercised		1,088,332	3,702	(995)	-	-	-	2,707	-	2,707
Restricted share units vested		364,747	1,422	(1,422)	-	-	-	-	-	-
Share-based compensation		-	-	3,584	-	-	-	3,584	-	3,584
Dividends declared		-	-	-	-	-	(2,190)	(2,190)	-	(2,190)
Acquisition of La Yesca		-	-	-	-	-	-	-	9,250	9,250
Contribution from non-controlling interests		-	-	-	-	-	-	-	2,500	2,500
Comprehensive income		-	-	-	-	32,572	30,885	63,457	16,089	79,546
Balance, March 31, 2021		175,742,544	$250,199	$16,610	$25,409	$(12,550)	$187,906	$467,574	$98,154	$565,728
Options exercised		283,333	1,003	(249)	-	-	-	754	-	754
Restricted share units vested		109,086	603	(603)	-	-	-	-	-	-
Share-based compensation		-	-	2,104	-	-	-	2,104	-	2,104
Dividends declared	8(c)	-	-	-	-	-	(2,202)	(2,202)	-	(2,202)
Distribution to non-controlling interests	10	-	-	-	-	-	-	-	(3,896)	(3,896)
Contribution to reserves		-	-	-	425	-	(425)	-	-	-
Comprehensive income		-	-	-	-	10,553	12,212	22,765	4,921	27,686
Balance, June 30, 2021		176,134,963	$251,805	$17,862	$25,834	$(1,997)	$197,491	$490,995	$99,179	$590,174

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ending March 31, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2021. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2021 except for the following: Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The Company adopted this amendment on April 1, 2021 without any material impact.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated August 4, 2021.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	June 30,	March 31,
Name of subsidiaries	Principal activity	incorporation	2021	2021	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. ("New Infini")	Holding company	Canada	43.8%	43.8%
Infini Metals Inc.	Holding company	BVI	43.8%	43.8%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	43.8%	43.8%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	43.8%	43.8%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	43.8%	43.8%	La Yesca
(i) British Virgin Islands ("BVI")

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Significant Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2021.

3.	INVESTMENT IN ASSOCIATES

(a) Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at June 30, 2021, the Company owned 43,917,216 common shares of NUAG (March 31, 2021 –43,917,216), representing an ownership interest of 28.4% (March 31, 2021 – 28.6%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$50,399	$181,257
Share of net loss		(260)
Share of other comprehensive income		3,605
Foreign exchange impact		707
Balance June 30, 2021	43,917,216	$54,451	$211,188

(b) Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). The Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $4,960. Each unit consisted of one WHG common share and one common share purchase warrant with exercise price of CAD$2 which expires on May 14, 2026.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at June 30, 2021, the Company owned 15,514,285 common shares of WHG (March 31, 2021 –11,514,285), representing an ownership interest of 29.5% (March 31, 2021 – 27.0%). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of WHG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020
Distributed under WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(136)
Foreign exchange impact		(73)
Balance June 30, 2021	15,514,285	$7,809	$18,776

4.	OTHER INVESTMENTS

	June 30, 2021	March 31, 2021
Equity investments designated as FVTOCI
Public companies	$2,749	$2,966
Private companies	2,322	2,289
	5,071	5,255
Equity investments designated as FVTPL
Public companies	10,529	10,478
Private companies	1,982	-
	12,511	10,478
Total	$17,582	$15,733

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The continuity of such investments is as follows:

		Accumulated fair	Accumulated fair
		value change	value change
	Fair Value	included in OCI	included in P&L
April 1, 2020	$8,750	$(34,879)	$-
Gain on equity investments designated as FVTOCI	12,069	12,069	-
Gain on equity investments designated as FVTPL	7,188	-	7,188
Acquisition	12,708	-	-
Disposal	(19,301)	-	-
Reclassified to short-term investments	(7,511)	-	-
Impact of foreign currency translation	1,830	-	-
March 31, 2021	$15,733	$(22,810)	$7,188
Gain on equity investments designated as FVTOCI	495	495	-
Gain on equity investments designated as FVTPL	(722)	-	(722)
Acquisition	2,611	-	-
Disposal	(769)	-	-
Impact of foreign currency translation	234	-	-
June 30, 2021	$17,582	$(22,315)	$6,466

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2020	$96,454	$8,010	$25,800	$6,416	$2,136	$138,816
Additions	182	864	1,117	1,059	7,189	10,411
Disposals	(205)	(250)	(291)	(480)	-	(1,226)
Reclassification of asset groups(1)	5,579	325	2,221	-	(8,125)	-
Impact of foreign currency translation	8,141	711	2,227	542	142	11,763
Balance as at March 31, 2021	$110,151	$9,660	$31,074	$7,537	$1,342	$159,764
Additions	30	407	180	127	301	1,045
Disposals	(219)	(31)	(176)	(10)	-	(436)
Reclassification of asset groups(1)	131	-	-	-	(131)	-
Impact of foreign currency translation	1,611	134	460	110	17	2,332
Ending balance as at June 30, 2021	$111,704	$10,170	$31,538	$7,764	$1,529	$162,705

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2020	$(43,987)	$(5,375)	$(18,168)	$(4,564)	$-	$(72,094)
Disposals	90	228	176	388	-	882
Depreciation and amortization	(3,921)	(630)	(1,629)	(496)	-	(6,676)
Impact of foreign currency translation	(3,752)	(469)	(1,550)	(376)	-	(6,147)
Balance as at March 31, 2021	$(51,570)	$(6,246)	$(21,171)	$(5,048)	$-	$(84,035)
Disposals	124	28	156	9	-	317
Depreciation and amortization	(1,084)	(201)	(517)	(150)	-	(1,952)
Impact of foreign currency translation	(752)	(87)	(313)	(74)	-	(1,226)
Ending balance as at June 30, 2021	$(53,282)	$(6,506)	$(21,845)	$(5,263)	$-	$(86,896)

Carrying amounts
Balance as at March 31, 2021	$58,581	$3,414	$9,903	$2,489	$1,342	$75,729
Ending balance as at June 30, 2021	$58,422	$3,664	$9,693	$2,501	$1,529	$75,809
(1) When an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Carrying amounts as at June 30, 2021	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,146	$3,016	$12,352	$1,908	$58,422
Office equipment	2,872	18	440	334	3,664
Machinery	7,007	197	2,489	-	9,693
Motor vehicles	1,923	19	345	214	2,501
Construction in progress	953	541	35	-	1,529
Total	$53,901	$3,791	$15,661	$2,456	$75,809

Carrying amounts as at March 31, 2021	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,177	$3,047	$12,369	$1,988	$58,581
Office equipment	2,647	20	448	299	3,414
Machinery	7,114	213	2,576	-	9,903
Motor vehicles	1,917	20	359	193	2,489
Construction in progress	796	533	13	-	1,342
Total	$53,651	$3,833	$15,765	$2,480	$75,729

During the three months ended June 30, 2021, certain plant and equipment were disposed for proceeds of $34 (three months ended June 30, 2020 - $1) and loss of $85 (three months ended June 30, 2020 - loss of $192).

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation
Cost	Ying Mining District	BYP	GC	La Yesca	Total
Balance as at April 1, 2020	$293,136	$63,572	$103,311	$-	$460,019
Capitalized expenditures	31,138	30	3,890	87	35,145
Acquisition (Note 3)	-	-	-	16,660	16,660
Environmental rehabiliation	(1,268)	(135)	(207)	-	(1,610)
Foreign currency translation impact	24,994	1,142	8,616	-	34,752
Balance as at March 31, 2021	$348,000	$64,609	$115,610	$16,747	$544,966
Capitalized expenditures	8,832	-	1,181	114	10,127
Foreign currency translation impact	5,080	219	1,688	-	6,987
Ending balance as at June 30, 2021	$361,912	$64,828	$118,479	$16,861	$562,080

Impairment and accumulated depletion
Balance as at April 1, 2020	$(100,390)	$(56,688)	$(78,355)	$-	$(235,433)
Depletion	(13,921)	-	(2,419)	-	(16,340)
Foreign currency translation impact	(8,666)	(576)	(6,522)	-	(15,764)
Balance as at March 31, 2021	$(122,977)	$(57,264)	$(87,296)	$-	$(267,537)
Depletion	(3,125)	-	(848)	-	(3,973)
Foreign currency translation impact	(1,795)	(112)	(1,275)	-	(3,182)
Ending balance as at June 30, 2021	$(127,897)	$(57,376)	$(89,419)	$-	$(274,692)

Carrying amounts
Balance as at March 31, 2021	$225,023	$7,345	$28,314	$16,747	$277,429
Ending balance as at June 30, 2021	$234,015	$7,452	$29,060	$16,861	$287,388

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2020	$534	$2,069
Interest accrual	24	95
Interest received or paid	(24)	(95)
Principal repayment	(196)	(563)
Foreign exchange impact	58	235
Balance, March 31, 2021	$396	$1,741
Interest accrual	5	20
Interest received or paid	(5)	(20)
Principal repayment	(54)	(156)
Foreign exchange impact	6	27
Balance, June 30, 2021	$348	$1,612
Less: current portion	(216)	(671)
Non-current portion	$132	$941

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at June 30, 2021:

	Lease Receivable	Lease Obligation
Within 1 year	$234	$703
Between 2 to 5 years	128	1,029
Total undiscounted amount	362	1,732
Less future interest	(14)	(120)
Total discounted amount	$348	$1,612
Less: current portion	(216)	(671)
Non-current portion	$132	$941

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at June 30, 2021 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three months ended June 30, 2021, a total of $2,104, respectively (three months ended June 30, 2020 - $723) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(i) Stock options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2020	2,423,760	$3.00
Option granted	1,127,000	7.25
Options exercised	(1,553,338)	3.02
Options forfeited	(135,004)	4.52
Balance, March 31, 2021	1,862,418	$5.45
Options exercised	(283,333)	3.27
Balance, June 30, 2021	1,579,085	$5.84

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table summarizes information about stock options outstanding as at June 30, 2021:

	Number of				Weighted
	options		Weighted average	Number of options	average
	outstanding at	Weighted average remaining	exercise price in	exercisable at	exercise price
Exercise price in CAD$	June 30, 2021	contractual life (Years)	CAD$	June 30, 2021	in CAD$
$2.60	373,750	0.38	$2.60	373,750	$2.60
$3.40	140,000	0.15	$3.40	140,000	$3.40
$5.46	575,335	3.90	$5.46	183,998	$5.46
$9.45	490,000	4.37	$9.45	81,669	$9.45
$2.60 to $9.45	1,579,085	2.88	$5.84	779,417	$4.14

Subsequent to June 30, 2021, a total of 15,000 options with exercise prices of CAD$3.40 were exercised.

(ii) RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, April 1, 2020	677,374	$4.94
Granted	1,021,500	6.68
Cancelled	(77,166)	5.82
Distributed	(372,372)	5.05
Balance, March 31, 2021	1,249,336	$6.28
Granted	1,000,000	6.40
Distributed	(109,086)	6.68
Balance, June 30, 2021	2,140,250	$6.31

(c) Cash dividends declared

During the three months ended June 30, 2021, dividends of $2,202 (three months ended June 30, 2020 -$2,178) were declared and paid.

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2021	March 31, 2021
Change in fair value on equity investments designated as FVTOCI	$21,833	$22,328
Share of other comprehensive loss (income) in associate	(3,016)	589
Currency translation adjustment	(16,820)	(10,367)
Balance, end of the year	$1,997	$12,550

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	New Infini	Total
Balance, April 1, 2020	$63,331	$4,702	$2,723	$(466)	$-	$70,290
Share of net income	13,210	639	219	88	(23)	14,133
Share of other comprehensive income	4,623	480	90	27	-	5,220
Acquisition of La Yesca	-	-	-	-	9,250	9,250
Contributions	-	-	-	-	2,500	2,500
Distributions	(2,600)	(639)	-	-	-	(3,239)
Balance, March 31, 2021	$78,564	$5,182	$3,032	$(351)	$11,727	$98,154
Share of net income	4,068	47	(36)	42	(101)	4,020
Share of other comprehensive income	777	95	23	6	-	901
Distributions	(3,266)	(630)	-	-	-	(3,896)
Balance, June 30, 2021	$80,143	$4,694	$3,019	$(303)	$11,626	$99,179

As at June 30, 2021, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 56.25%, respectively (March 31, 2021 – 22.5%, 20%, 30%, 1%, and 56.25%, respectively ).

11.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	June 30, 2021	March 31, 2021
NUAG (a)	$48	$59
WHG (b)	37	19
Henan Non-ferrous (c)	789	769
	$874	$847

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2021, the Company recovered $163 (three months ended June 30, 2020 - $161), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2021, the Company recovered $58 (three months ended June 30, 2020 - $nil), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	In January 2021, Henan Found advanced a loan of $744 (RMB¥5 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

12.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30, 2021			Three months ended June 30, 2020
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$146	$335	$481	$120	$288	$408
Office and administrative expenses	568	685	1,253	536	591	1,127
Professional fees	145	106	251	318	113	431
Salaries and benefits	988	1,386	2,374	1,033	1,065	2,098
Share-based compensation	1,991	-	1,991	680	-	680
	$3,838	$2,512	$6,350	$2,687	$2,057	$4,744

13.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30
	2021	2020
Government fees	$11	$14
Other taxes	680	526
	$691	$540

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

14.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30
Finance income	2021	2020
Interest income	$1,193	$947
Dividend income	160	-
	$1,353	$947

	Three months ended June 30
Finance costs	2021	2020
Interest on lease obligation	$20	$25
Loss on disposal of bonds	-	53
Unwinding of discount of environmental rehabilitation provision	68	69
	$88	$147

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

15.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30
Income tax expense	2021	2020
Current	$3,963	$4,569
Deferred	854	813
	$4,817	$5,382

16.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2021 and March 31, 2021 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$171,458	$-	$-	$171,458
Short-term investments - money market instruments	21,813	-	-	21,813
Investments in public companies	13,278	-	-	13,278
Investments in private companies	-	-	4,304	4,304

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$118,735	$-	$-	$118,735
Short-term investments - money market instruments	64,545	-	-	64,545
Investments in public companies	13,444	-	-	13,444
Investments in private companies	-	-	2,289	2,289

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2021 and March 31, 2021, due to the short-term nature of these instruments. There were no transfers into or out of Level 3 during the three months ended June 30, 2021 and 2020.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		June 30, 2021		March 31, 2021
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	$33,698	$-	$33,698	$30,298
Lease obligation	671	941	1,612	1,741
	$34,369	$941	$35,310	$32,039

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	June 30, 2021	March 31, 2021
Financial assets denominated in U.S. Dollars	$73,888	$58,610

Financial liabilities denominated in U.S. Dollars	$9	$52

As at June 30,2021, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $7.4 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at June 30, 2021, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on June 30, 2021 (at March 31, 2021 - $nil).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1,053 and $275, respectively.

17.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V. ,	La Yesca
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

June 30, 2021
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$127,759	$883	$11,832	$234	$4,236	$88,338	$233,282
Plant and equipment	53,901	3,791	15,661	101	974	1,381	75,809
Mineral rights and properties	234,015	7,452	29,060	16,861	-	-	287,388
Investment in an associate	-	-	-	-	-	62,260	62,260
Other investments	2,322	-	-	-	-	15,260	17,582
Reclamation deposits	3,933	-	4,717	-	-	8	8,658
Long-term prepaids and deposits	368	102	89	-	-	-	559
Long-term portion of lease receivable	-	-	-	-	-	132	132
Total assets	$422,298	$12,228	$61,359	$17,196	$5,210	$167,379	$685,670

Current liabilities	$34,867	$609	$5,664	$-	$173	$3,064	$44,377
Long-term portion of lease obligation	-	-	-	-	-	941	941
Deferred income tax liabilities	41,174	1,067	-	-	-	-	42,241
Environmental rehabilitation	6,195	1,016	726	-	-	-	7,937
Total liabilities	$82,236	$2,692	$6,390	$-	$173	$4,005	$95,496

March 31, 2021
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$124,636	$909	$11,177	$191	$4,322	$79,954	$221,189
Plant and equipment	53,651	3,833	15,765	59	965	1,456	75,729
Mineral rights and properties	225,023	7,345	28,314	16,747	-	-	277,429
Investment in an associate	-	-	-	-	-	53,457	53,457
Other investments	2,289	-	-	-	-	13,444	15,733
Reclamation deposits	3,898	-	4,607	-	-	8	8,513
Long-term prepaids and deposits	221	101	87	-	-	-	409
Long-term portion of lease receivable	-	-	-	-	-	183	183
Total assets	$409,718	$12,188	$59,950	$16,997	$5,287	$148,502	$652,642

Current liabilities	$28,654	$625	$4,570	$-	$112	$3,214	$37,175
Long-term portion of lease obligation	-	-	-	-	-	1,084	1,084
Deferred income tax liabilities	39,756	1,036	-	-	-	-	40,792
Environmental rehabilitation	6,115	993	755	-	-	-	7,863
Total liabilities	$74,525	$2,654	$5,325	$-	$112	$4,298	$86,914

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for operating results is as follows:

Three months ended June 30, 2021
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Revenue	$47,418	$-	$11,401	$-	$-	$-	$58,819
Costs of mine operations	(26,175)	(130)	(7,010)	-	-	-	(33,315)
Income from mine operations	21,243	(130)	4,391	-	-	-	25,504

Operating expenses	68	52	(14)	(56)	(552)	(5,218)	(5,720)
Finance items, net	643	(9)	59	-	42	530	1,265
Income tax expenses	(3,155)	(15)	(190)	-	-	(1,457)	(4,817)
Net income (loss)	$18,799	$(102)	$4,246	$(56)	$(510)	$(6,145)	$16,232

Attributable to:
Equity holders of the Company	14,684	(66)	4,204	(25)	(510)	(6,075)	12,212
Non-controlling interests	4,115	(36)	42	(31)	-	(70)	4,020
Net income (loss)	$18,799	$(102)	$4,246	$(56)	$(510)	$(6,145)	$16,232
(1) Hunan's BYP project was placed on care and maintenance in August 2014.

Three months ended June 30, 2020
		Mining		Administrative
	Henan					Total
Statement of income:	Luoning	Hunan	Guangdong	Beijing	Vancouver
Sales	$39,686	$-	$7,019	$-	$-	$46,705
Costs of mine operations	(22,111)	(114)	(5,195)	-	-	(27,420)
Income from mine operations	17,575	(114)	1,824	-	-	19,285

Operating expenses	88	-	(35)	(460)	4,196	3,789
Finance items, net	382	(8)	41	35	350	800
Income tax expenses	(4,262)	-	-	-	(1,120)	(5,382)
Net income (loss)	$13,783	$(122)	$1,830	$(425)	$3,426	$18,492

Attributable to:
Equity holders of the Company	10,755	(77)	1,812	(425)	3,426	15,491
Non-controlling interests	3,028	(45)	18	-	-	3,001
Net income (loss)	$13,783	$(122)	$1,830	$(425)	$3,426	$18,492

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at June 30, 2021 and for
three months ended June 30, 2021 and 2020
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three months ended June 30, 2021 and 2020 were all earned in China and were comprised of:

	Three months ended June 30, 2021
	Henan Luoning	Guangdong	Total
Silver (Ag)	$30,924	$3,070	$33,994
Gold (Au)	1,508	-	1,508
Lead (Pb)	12,187	2,214	14,401
Zinc (Zn)	1,614	5,754	7,368
Other	1,185	363	1,548
	$47,418	$11,401	$58,819

	Three months ended June 30, 2020
	Henan Luoning	Guangdong	Total
Silver (Ag)	$24,107	$2,078	$26,185
Gold (Au)	1,477	-	1,477
Lead (Pb)	12,346	2,028	14,374
Zinc (Zn)	1,371	2,784	4,155
Other	385	129	514
	$39,686	$7,019	$46,705

(d) Major customers

For the three months ended June 30, 2021, five major customers (three months ended June 30, 2020 -four major customers) each accounted for 10%, 14%, 16%, 17%, and 18% (three months ended June 30, 2020 - 15%, 17%, 21%, and 22%), and collectively 75% (three months ended June 30, 2020 - 75%) of the total sales of the Company.

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2021	March 31, 2021
Cash on hand and at bank	$113,488	$111,191
Bank term deposits and short-term money market investments	57,970	7,544
Total cash and cash equivalents	$171,458	$118,735

Changes in non-cash operating working capital:	Three Months Ended June 30,
	2021	2020
Trade and other receivables	$138	$197
Inventories	3,612	615
Prepaids and deposits	(1,683)	(487)
Accounts payable and accrued liabilities	2,938	6,823
Deposits received	4,154	32
Due from a related party	(14)	35
	$9,145	$7,215